The MainStay Funds
51 Madison Avenue
New York, New York 10010

August 19, 2009

VIA EDGAR

Filing Desk Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:
Filing of and Request for Acceleration of the Effective Date of Proxy Statement/Prospectus on Form N-14 of The MainStay Funds (on behalf of the MainStay Large Cap Growth Fund, the MainStay Total Return Fund and the MainStay MAP Fund)

(SEC File No. 811-04550)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is Pre-Effective Amendment Number 1 of the registration statement on Form N-14 pursuant to Section 8(a) of the Securities Act of 1933, as amended (the “Act”), for The MainStay Funds (the “Registrant”).  This Form N-14 is being filed in connection with reorganizations in which the MainStay Large Cap Growth Fund, the MainStay Total Return Fund and the MainStay MAP Fund, each a series of the Registrant, will each acquire all of the assets of the MainStay Mid Cap Core Fund, a series of Eclipse Funds, the MainStay Income Manager Fund, a series of Eclipse Funds Inc., and the MainStay Mid Cap Growth Fund, a series of The MainStay Funds, respectively, in exchange for shares of the MainStay Large Cap Growth Fund, the MainStay Total Return Fund and the MainStay MAP Fund, respectively, and the assumption by the MainStay Large Cap Growth Fund, the MainStay Total Return Fund and the MainStay MAP Fund, respectively, of the liabilities of the MainStay Mid Cap Core Fund, the MainStay Income Manager Fund and the MainStay Mid Cap Growth Fund, respectively.  Note that a delaying amendment is included on the facing page of the filing.

In addition, pursuant to Rule 461 under the Act, the Registrant and NYLIFE Distributors LLC (the “Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective today (August 19, 2009) or as soon thereafter as practicable.  The Registrant and Distributor are aware of their obligations under the Act.

Should you have any questions, please feel free to contact Erin G. Wagner of Dechert LLP at 202.261.3317, Thomas C. Humbert at 973.394.4505, Barry Simmons at 973.394.4436, or Thomas Lynch at 973.394.4432.

Sincerely,

/s/ Thomas C. Humbert, Jr. Thomas C. Humbert, Jr. Assistant Secretary of the Registrant	/s/ Marguerite E. H. Morrison Marguerite E. H. Morrison Secretary of the Distributor

cc:	Sander M. Bieber, Esq.
Patrick W.D. Turley, Esq.
Erin G. Wagner, Esq.